Tesoro Logistics LP

Tesoro Logistics Finance Corp.

19100 Ridgewood Parkway

San Antonio, TX 78259-1828

VIA EDGAR

June 23, 2014

Re:	Tesoro Logistics LP, Tesoro Logistics Finance Corp. and Guarantors
Registration Statement on Form S-4 (File No. 333-195228)

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ladies and Gentlemen:

Tesoro Logistics LP, Tesoro Logistics Finance Corp. and each of the co-registrant guarantors listed in the above-referenced Registration Statement on Form S-4 (together, the “Registrants”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated so that the Registration Statement may become effective at 10:00 a.m., Eastern Standard Time, on June 25, 2014, or as soon thereafter as practicable.

The Registrants hereby acknowledge that:

•	should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by telephone call to Kenneth B. Wallach of Simpson Thacher & Bartlett LLP at (212) 455-3352 or Jonathan Ozner of Simpson Thacher & Bartlett LLP at (212) 455-2632.

Very truly yours,

Tesoro Logistics LP

By:	Tesoro Logistics GP, LLC
Its general partner

By:	/s/ Charles S. Parrish
Name: Charles S. Parrish
Title: Attorney-in-Fact

Tesoro Logistics Finance Corp.

By:	/s/ Charles S. Parrish
Name: Charles S. Parrish
Title: Attorney-in-Fact

Tesoro High Plains Pipeline Company LLC
Tesoro Logistics Northwest Pipeline LLC
Tesoro Logistics Operations LLC
Tesoro Logistics Pipelines LLC
Tesoro SoCal Pipeline Company LLC

By:	/s/ Charles S. Parrish
Name: Charles S. Parrish
Title: Attorney-in-Fact

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